EXHIBIT 7.1

Computation of Ratio of Net Debt to Shareholders’ Equity

The computation of Net Debt to Shareholders’ Equity ratio as of March 31, 2006 and 2007 is as follows:

	As of March 31, 2006	As of March 31, 2007
	(Rs. millions)
Long-term Debt	27,203.3	40,235.1
Short-term Debt (including current portion)	9,438.1	38,902.0
Total Debt	36,641.4	79,137.1

Cash and Cash Equivalents	6,315.9	7652.5
Mutual Fund Units	2,704.7	1,378.4
Total Investible Surplus	9020.6	9030.9

Net Debt	27,620.8	70,106.2

Shareholders’ Equity	81,015.8	91,368.9

Net Debt/Shareholders’ Equity	0.34	0.77